                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                         Catherines Stores Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   14916F100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  John D. Weil
      200 N. Broadway, Suite 825, St. Louis, Missouri 63102 (314) 421-4600
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 6, 1999
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                               Page 1 of 5 Pages

CUSIP NO.  14916F100              13D                        PAGE 2 OF 5 PAGES
         ---------------------                                    --    --
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    WOODBOURNE PARTNERS, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    MISSOURI
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                7   SOLE VOTING POWER
  NUMBER OF
                    337,600, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    337,600, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     337,600, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

     PN
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
CUSIP No. 14916F100                       13D                  PAGE 3 of 5 PAGES
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                         AMENDMENT NO. 3 TO SCHEDULE 13D

         John D. Weil, the sole shareholder and director of the corporate general partner of Woodbourne Partners, L.P., reported the acquisition of shares of Common Stock ("Stock") of Catherines Stores Corporation, a Delaware corporation (the "Issuer"), 3742 Lamar Avenue, Memphis, Tennessee 38118 in an initial filing of this Schedule 13D on July 22, 1997, as amended by that certain Corrected Amendment No. 1 filed on June 18, 1999, and by that certain Amendment No. 2 filed on August 5, 1999. Item 4 and Item 5 are hereby amended as follow by this filing. All other items are unchanged from the initial filing, as previously amended.


ITEM 4.  Purpose of the Transaction.

         The owner listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owner listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon its investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owner listed in Item 5 have no present plans or proposals which relate to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of the Issuer;

         (e) any other material change in the Issuer's business or corporate structure;

         (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (i)      any action similar to those enumerated above.

CUSIP No. 14916F100                        13D                 PAGE 4 of 5 PAGES
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ITEM 5.  Interest in Securities of the Issuer.

         (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 337,600 shares of Stock in the manner hereinafter described:

                                                                                                    Percentage of
                                                           Relationship to          Number           Outstanding
                Shares Held in Name of                     Reporting Person        of Shares         Securities
                ----------------------                     ----------------        ---------       --------------
Woodbourne Partners, L.P.                                  Reporting Person             337,600         4.9%


         The foregoing percentages assume that the Issuer has 6,776,200 shares of Stock outstanding.

         AS PROVIDED IN S.E.C. REGULATION ss.240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT IT IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

         (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

         (c)

                                                                       Number         Price            Transaction
                Sold in the Name of                      Date        of Shares      Per Share         Made Through
                -------------------                      ----        ---------      ---------         ------------
Woodbourne Partners, L.P.                              8/16/99         10,000        $14.1875        Jefferies & Co.
Woodbourne Partners, L.P.                              8/17/99         5,000         $14.3750        Jefferies & Co.
Woodbourne Partners, L.P.                              9/10/99         12,000        $13.4531        Jefferies & Co.
Woodbourne Partners, L.P.                              9/13/99         5,000         $13.4375        Jefferies & Co.
Woodbourne Partners, L.P.                              9/14/99         10,000        $13.4688        Jefferies & Co.
Woodbourne Partners, L.P.                              10/1/99         5,000         $13.7500        Jefferies & Co.
Woodbourne Partners, L.P.                              10/5/99         10,000        $14.2500        Cowen & Company
Woodbourne Partners, L.P.                              10/6/99         20,400        $14.2781        Cowen & Company
Woodbourne Partners, L.P.                              10/6/99         5,000         $14.1250        Jefferies & Co.
Woodbourne Partners, L.P.                              10/8/99         10,000        $14.1250        Jefferies & Co.
Woodbourne Partners, L.P.                              10/11/99        50,000        $14.1250        Jefferies & Co.
Woodbourne Partners, L.P.                              10/12/99        18,800        $14.1250        Jefferies & Co.
Woodbourne Partners, L.P.                              10/13/99        1,500         $13.9375        Jefferies & Co.
Woodbourne Partners, L.P.                              10/14/99        3,000         $13.8750        Cowen & Company


     (d)   Not applicable.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Stock of the Issuer on October 14, 1999.

CUSIP No. 14916F100                        13D                 PAGE 5 of 5 PAGES
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     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          WOODBOURNE PARTNERS, L.P.

                                                 by its General Partner, CLAYTON
                                                 MANAGEMENT COMPANY


                                                        /s/ John D. Weil
                                                 -------------------------------
                                                 John D. Weil, President

                                                 October 15, 1999